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SEC FILE NUMBER
8-47639

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Leaders Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 W. Dry Creek Circle, Suite 800
(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Benjamin Tiller	303-531-7559	ben@leadersgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd Suite 700	Denver	CO	80137
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean D. Wickersham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Leaders Group, Inc., as of 2/28, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBRA L. PERRETTE
Notary Public, State of New Jersey
Commission # 50170795
My Commission Expires 9/2/2026

Signature: [signature]

Title:
President

Debra L Perrette
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Leaders Group, Inc.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as The Leaders Group, Inc.'s auditor since 2014.

Denver, Colorado
February 22, 2024

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note A-1)	$	7,387,721
Compensation receivables		3,865,480
Clearing deposit		50,000
Prepaid expense		174,254
Total current assets	$	11,477,455
PROPERTY AND EQUIPMENT		
Furniture, fixtures and other	$	295,768
Leasehold improvements		66,537
Accumulated depreciation		(285,369)
Total property and equipment	$	76,936
OTHER ASSETS		
Deposits	$	52,101
Right-of-use asset, net		163,207
Total other assets	$	215,308
Total assets	$	11,769,699
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$	287,903
Compensation payable		4,655,887
Current lease liability		171,903
Other current liability		118,000
Deferred revenue		980,277
Income tax payable (Note D)		651,790
Total current liabilities	$	6,865,760
LONG TERM LIABILITIES		
Deferred income tax	$	18,800
Total long term liabilities	$	18,800
Total liabilities	$	6,884,560
COMMITMENTS AND CONTINGENCIES (Note C)		
STOCKHOLDERS' EQUITY		
Common stock, $ .10 par value, 20,000 shares authorized, 10,256 issued and outstanding	$	1,026
Additional paid-in capital		12,974
Retained earnings		4,871,139
Total stockholders' equity	$	4,885,139
Total liabilities and stockholders' equity	$	11,769,699

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. TLG was formed to provide turn-key broker-dealer and back-office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, comprising of agency transactions. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cubicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. For leasehold improvements, amortization is provided over the lesser of the useful service life of the asset or the term of the lease.

A summary of the investment in property and equipment as of December 31, 2023, net of accumulated depreciation, is as follows:

	2023
Furniture and Fixtures	$ 69,839
Leasehold Improvements	7,097
	$ 76,936

Depreciation expense charged to operations for the year ended December 31, 2023, was $56,299.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated compensation income and expenses reported on a trade date basis.

The Company accounts for revenue earned from contracts with customers under Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)."

Revenue from contracts with customers ("Commissions") primarily includes income from sale of insurance-based products, investment company securities, and being an introducing Broker Dealer with National Financial for general securities. The recognition and measurement of revenue is based on the commission rate on individual products and securities, the transaction date and the date commissions are paid to the firm by the product sponsor. Significant judgment is required during the revenue recognition process to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

4. *Compensation, Compensation Receivable and Compensation Expense*

Compensation and related clearing expenses are recorded on a trade-date basis. As such, the Company records compensation revenue and expense on an accrual basis. Compensation receivable in excess of 60 days is written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2023, an allowance for credit losses of $81,882 is recorded.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or materials are produced. Advertising and marketing expense for the year ended December 31, 2023, was $103,214, included in general and administrative expenses.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2020.

GAAP requires an entity to disclose any material uncertain tax positions that management believes do not meet a "more-likely-than-not" standard of being sustained under an income tax audit, and to record a liability for any such taxes including penalty and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability or further disclosure.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, compensation and representative receivables, clearing deposit, prepaid expense, accounts payable, compensation payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

9. Leases

The Company is a lessee in a noncancelable operating lease. The operating lease asset is included as a right-of-use ("ROU") asset while the corresponding lease liability is included in lease liability in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term used to calculate the ROU asset may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the majority shareholders of the Company. During 2023, the Company received from Advisors $400,000 for services provided by the Company to Advisors.

Capitas Financial, Inc.

The Company's President has a 1/40 ownership interest in Capitas Financial, Inc. ("Capitas"). During 2023, the Company recognized compensation revenue of $9,586,749 and compensation expense of $9,080,549 related to activity with Capitas. The compensation revenue and compensation expense accounted for approximately 7.04% of the Company's compensation revenue and 7.18% of the Company's compensation expense in 2023. Management has assigned no value to the ownership interest.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE C – COMMITMENTS AND CONTINGENCIES

Lease

The Company has an operating lease for office space. The lease terminates in September 2024 and does not contain an option to either extend or terminate the lease. The Company utilized a discount rate of 1.82%.

The components of lease expense for the year ended December 31, 2023, were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 240,955
Interest on operating lease liabilities	$ 5,634
Total operating lease costs	$ 246,589

Supplemental statement of financial condition at December 31, 2023, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$ 1,326,870
Accumulated amortization	$(1,163,663)
Right-of-use, net	$ 163,207

Maturities of lease liabilities at December 31, 2023, were as follows:

Year		Operating Leases
2024	Total Lease Payments	$ 173,088
	Less imputed interest	$ (1,185)
		$ 171,903

NOTE C – COMMITMENTS AND CONTINGENCIES – *continued*

Risk

On occasion throughout the year and at December 31, 2023, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of December 31, 2023, total deposits of $6,924,450 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 6% of eligible compensation. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit-sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $186,367 for 2023.

Regulatory Disputes

The Company is involved in various regulatory disputes and litigation arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts may be sought by certain parties. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE D – INCOME TAXES

Deferred Income taxes arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the provision for income tax expense for the year ended December 31, 2023, are as follows:

	2023
Current Income Tax	$ 1,530,816
Deferred Income Tax	(10,100)
	$ 1,520,716

The components of the net deferred income tax (liability) as of December 31, 2023, are as follows:

	2023
Deferred Income Tax Asset:	
Deferred Deductions	$ 22,200
Valuation Allowance	(22,200)
	-
Deferred Tax Liability:	
Accumulated Depreciation	(18,800)
	$ (18,800)

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2023, the Company had net capital of $4,422,398, which was $4,040,913 in excess of the required net capital requirement of $381,485. The Company's aggregate indebtedness to net capital ratio was 1.29 to 1 as of December 31, 2023.

NOTE F – CHANGE IN OWNERSHIP

Simplicity Financial Marketing Holdings, Inc. purchased 100% of the stock on August 1, 2023.

NOTE G – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2023, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying notes were available for issuance.